FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

SIGNIFICANT EVENT

ENEL AMÉRICAS S.A.

Securities Registration Record No. 175

Santiago, May 4, 2020

Ger. Gen. N° 009/2020

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador Bernardo O’Higgins No. 1449

Santiago, Chile

Ref.:	SIGNIFICANT EVENT

Dear Sir:

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of the former Superintendence of Securities and Insurance, duly authorized, I hereby inform you of the following significant event regarding Enel Américas S.A. (“Enel Américas”):

On May 4, 2020, Enel Américas subscribed and paid a capital increase to its subsidiary Enel Brasil S.A. ("Enel Brasil"), for a total amount of BRL 2,820,101,060.85, equivalent to approximately US$ 504 million (five hundred four million US dollars) approximately. So that Enel Brasil, as the sole shareholder of Enel Distribución São Paulo S.A. (Eletropaulo Metropolitana Eletricidade de São Paulo S.A. or "Eletropaulo"), finances the restructuring of the pension fund of employees. With this operation, Enel Américas has complied with the full use of funds from the capital increase approved by the Company's Extraordinary Shareholders' Meeting, held on April 30, 2019.

Truly yours,

Aurelio Bustilho de Oliveira

Chief Financial Officer

Enel Américas S.A.

cc.:          Banco Central de Chile (Central Bank of Chile)

                Bolsa de Comercio de Santiago, Bolsa de Valores (Santiago Stock Exchange)

   Bolsa Electrónica de Chile, Bolsa de Valores (Chilean Electronic Stock Exchange)

   Banco Santander Santiago - Representante de Tenedores de Bonos (Local Bondholders Representative)

   Comisión Clasificadora de Riesgos (Risk Classification Committee)

   Depósito Central de Valores S.A., Depósito de Valores (Central Securities Depositary)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 5, 2020